Filed Pursuant to Rule 424(b)(3)
Registration No. 333-249649
PROSPECTUS SUPPLEMENT NO. 3
(To Prospectus Dated July 15, 2021)
Up to 91,394,533 Shares of Common Stock
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This Prospectus Supplement No. 3 supplements and amends the prospectus dated July 15, 2021 (as amended and supplemented to date, the “Prospectus”) relating to the offer and sale from time to time by the selling security holders named in the Prospectus (the “Selling Security holders”) of up to 91,394,533 shares of Common Stock.
On August 16, 2021, we filed with the U.S. Securities and Exchange Commission the attached Current Report on Form 8-K, which is incorporated in the Prospectus.
This Prospectus Supplement No. 3 should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 3 supersedes the information contained in the Prospectus.
Our Common Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “HYLN.” On August 13, 2021, the closing price of our Common Stock was $8.72.
Investing in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 6 of the Prospectus, as well as those risk factors contained in any amendments or supplements to the Prospectus and the documents included or incorporated by reference herein or therein.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities that may be offered under the Prospectus and this Prospectus Supplement No. 3, nor have any of these organizations determined if this Prospectus Supplement No. 3 is truthful or complete. Any representation to the contrary is a criminal offense.
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The date of this Prospectus Supplement No. 3 is August 16, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): August 10, 2021
HYLIION HOLDINGS CORP.
(Exact name of registrant as specified in its charter)

Delaware	001-38823	82-2538002
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1202 BMC Drive, Suite 100 Cedar Park, TX	78613
(Address of principal executive offices)	(Zip Code)
(833) 495-4466
(Registrant’s telephone number,
including area code)
N/A
(Former name or former address, if changed since last report.)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:
☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	HYLN	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§240.12b–2 of this chapter).
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02    Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 10, 2021, Hyliion Holdings Corp. (the “Company,” “its,” “we,” “our,” or “us”) entered into an employment agreement, effective August 16, 2021, with Dennis M. Gallagher who will serve as our Chief Operating Officer.

Previously, Mr. Gallagher, age 56, served as President of Jacobs Vehicle Systems, an industry-leading supplier to the heavy-duty commercial vehicle market, from October 2017 to August 2021. Prior to that, he served as Vice President and General Manager for EMEA & India of Kollmorgen, a Danaher company, from August 2014 to December 2017. There are no family relationships among Mr. Gallagher and any other executive officers or directors of the Company, and there are no transactions between the Company and Mr. Gallagher that would require disclosure under Item 404(a) of Regulation S-K.

Mr. Gallagher’s employment agreement provides for an initial three-year term ending on August 16, 2024, and automatically renews for successive 12-month terms thereafter unless either party notifies the other of non-renewal at least 180 days prior to the expiration of any then-existing term. Pursuant to the terms of his employment agreement, Mr. Gallagher receives an annual base salary of $500,000, and an annual cash bonus with a target equal to 75% of his base salary based upon achievement of performance goals established by the Board’s compensation committee. Mr. Gallagher’s employment agreement also provides for a $100,000 sign-on bonus, which is subject to repayment in the event that Mr. Gallagher’s employment is terminated for cause (as defined in Mr. Gallagher’s employment agreement) or if he chooses to leave the employment of the Company, in each case, within one year of his date of hire.

Further, pursuant to the terms of his employment agreement, and subject to the approval of the Board’s compensation committee, Mr. Gallagher will be granted two one-time stock awards covering a number of shares of our common stock with a grant date value equal to (i) $235,324, which will be immediately 100% vested upon grant; and (ii) $441,606, which will vest over a three-year period, with 33.33% vesting on the one-year anniversary of the first quarterly vesting date (as defined in Mr. Gallagher’s employment agreement) following the grant date, and 8.33% vesting on each quarterly vesting date thereafter, subject to Mr. Gallagher’s continuous service through each applicable vesting date. Each of the foregoing awards are subject to repayment in the event that Mr. Gallagher is terminated for cause (as defined in Mr. Gallagher’s employment agreement) or if he chooses to leave the employment of the Company, in each case, within two years from the date that such award is granted.

In addition, pursuant to the terms of his employment agreement, and subject to the approval of the Board’s compensation committee, Mr. Gallagher is eligible to receive (i) annual time-based restricted stock unit awards, each covering a number of shares of our common stock with a grant date value equal to $700,000 (but for purposes of calculating the grant date value of each annual time-based award, our common stock will not be deemed to have a value less than $10.00 per share), and (ii) a one-time performance-based restricted stock unit award with a target of 250,000 performance-based restricted stock units. Each time-based award will vest over a three-year period, with 33.33% vesting on the one-year anniversary of the first quarterly vesting date (as defined in Mr. Gallagher’s employment agreement) following the grant date, and 8.33% vesting on each quarterly vesting date thereafter, subject to Mr. Gallagher’s continuous service through each applicable vesting date. The performance-based award will vest based upon the achievement of objective performance criteria, as determined by the Board’s compensation committee prior to the grant date, during the period from commencement of employment through December 31, 2024, subject to Mr. Gallagher’s continuous service through each applicable vesting date.

Pursuant to the terms of Mr. Gallagher’s employment agreement, if Mr. Gallagher’s employment with the Company is terminated (i) due to our non-renewal of the term, (ii) by us at our convenience, or (iii) by Mr. Gallagher for good reason (as defined in Mr. Gallagher’s employment agreement), then, provided that Mr. Gallagher timely executes and does not revoke a release of claims in our favor and complies with the confidentiality, non-competition, non-solicitation, and intellectual property provisions set forth in his employment agreement, he will receive the following severance benefits: (a) payment in an amount equal to the sum of 12 months’ worth of his then-current annual base salary; (b) 100% accelerated vesting and, if applicable, exercisability of the then-outstanding and unvested portion of each of his equity awards (other than any equity awards subject to performance-based or other similar vesting criteria) that were granted to him more than one year prior to the termination date;

(c) each of his then-outstanding and unexercised stock options (to the extent vested) will remain exercisable for up to 36 months following the termination date; and (d) reimbursement on a monthly basis for the difference between the amount he pays to continue coverage for himself and his eligible dependents under our group health plans pursuant to COBRA and the employee contribution amount that our similarly situated employees pay for the same or similar coverage, for up to 12 months.

In addition, Mr. Gallagher’s employment agreement provides that if Mr. Gallagher’s employment with the Company is terminated due to his death, all of his then-outstanding and unvested equity awards (other than any equity awards subject to performance-based or other similar vesting criteria) will immediately vest in full and, if applicable, become fully exercisable.

Mr. Gallagher’s employment agreement also provides that in the event of a change in control (as defined in the Company’s 2020 Equity Incentive Plan (the “2020 Plan”)), and provided that Mr. Gallagher remains in continuous service through immediately prior to such change in control, the performance-based restricted stock unit award provided for in Mr. Gallagher’s employment agreement will vest immediately prior to such change in control based upon the actual achievement of the applicable performance vesting criteria to which such award is subject. In addition, if any annual time-based restricted stock unit award that Mr. Gallagher receives pursuant to his employment agreement is not assumed, substituted for, or otherwise continued by the successor corporation (or a parent or subsidiary thereof) in the event of a change in control, or if Mr. Gallagher’s employment agreement is not assumed or replaced with a substantially similar (or more beneficial) employment agreement (excluding performance-based equity awards) by the successor corporation (or a parent or subsidiary thereof), such award will fully vest and will be settled immediately prior to the consummation of such change in control, subject to Mr. Gallagher’s continued service through immediately prior to such change in control.

The foregoing is only a brief description of the above-specified compensatory arrangements, which does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to the employment agreement that will be filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, as well as the 2020 Plan and the forms of award agreements thereunder that were previously filed as exhibits to the Company’s reports with the Securities and Exchange Commission.

In connection with his appointment as the Company’s Chief Operating Officer, Mr. Gallagher has also entered into the Company’s standard indemnification agreement, which requires the Company, under the circumstances and to the extent provided for therein, to indemnify Mr. Gallagher to the fullest extent permitted by applicable law against certain expenses and other amounts incurred by Mr. Gallagher as a result of Mr. Gallagher being made a party to certain actions, suits, proceedings and other actions by reason of the fact that Mr. Gallagher is or was a director, officer, employee, consultant, agent or fiduciary of the Company or any of its subsidiaries or other affiliated enterprises. The foregoing description of the indemnification agreement is qualified in its entirety by the full text of the form of indemnification agreement, which was previously filed with the Securities and Exchange Commission on October 7, 2020, as Exhibit 10.4 to its Form 8-K, and is incorporated herein by reference.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned hereunto duly authorized.

HYLIION HOLDINGS CORP.

		By:	/s/ Thomas Healy
Date:	August 16, 2021		Thomas Healy
Chief Executive Officer